Exhibit 12.1
Consolidated Edison, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Net Income	$1,525	$1,245	$1,193	$1,092	$1,062
Preferred Stock Dividend	—	—	—	—	—
(Income) or Loss from Equity Investees	(32)	(28)	(34)	(27)	(6)
Minority Interest Loss	—	—	—	—	—
Income Tax	472	698	605	568	476
Pre-Tax Income	$1,965	$1,915	$1,764	$1,633	$1,532
Add: Fixed Charges*	766	730	701	636	764
Add: Distributed Income of Equity Investees	—	—	—	—	—
Subtract: Interest Capitalized	—	—	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—	—	—
Earnings	$2,731	$2,645	$2,465	$2,269	$2,296
* Fixed Charges
Interest on Long-term Debt	$713	$664	$618	$573	$562
Amortization of Debt Discount, Premium and Expense	13	14	14	14	16
Interest Capitalized	—	—	—	—	—
Other Interest	11	24	24	5	143
Interest Component of Rentals	29	28	45	44	43
Pre-Tax Preferred Stock Dividend Requirement	—	—	—	—	—
Fixed Charges	$766	$730	$701	$636	$764
Ratio of Earnings to Fixed Charges	3.6	3.6	3.5	3.6	3.0